Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132065 on Form S-8 of our report dated March 16, 2007, relating to the consolidated financial statements and financial statement schedule of Rockwood Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit and Pension and Other Postretirement Plans) and our report dated March 16, 2007 on management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Rockwood Holdings, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
March 16, 2007